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JUL 0 1 2009

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SEC FILE NUMBER
8- 66924

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/08** (MM/DD/YY) AND ENDING **3/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMPER INVESTMENT BANKING L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, 36th Floor
(No. and Street)

New York	**New York**	**10119**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante Bartoletti, FINOP — **212-953-1300** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Albert Pastino**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AMPER INVESTMENT BANKING L.L.C.**, as of **March 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMPER INVESTMENT BANKING LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

(With Independent Auditors' Report Thereon)

AMPER INVESTMENT BANKING LLC

INDEX

MARCH 31, 2009

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Member of
Amper Investment Banking LLC

We have audited the accompanying statement of assets, liabilities and member's equity of Amper Investment Banking LLC as of March 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets, liabilities and member's equity referred to above presents fairly, in all material respects, the financial position of Amper Investment Banking LLC at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America

As described in Note 3, the Company is dependent on the parent for continued financial support.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
June 29, 2009

AMPER INVESTMENT BANKING LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

MARCH 31, 2009

ASSETS

Cash and cash equivalents	$	92,458
Accounts receivable (less allowance of $315,061)		8,399
Prepaid expenses		3,810
Unbilled revenue		26,280
Fixed assets (net of depreciation of $58,589) (Note 5)		34,783
Other receivable		600
TOTAL ASSETS	$	166,330

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	9,836
TOTAL LIABILITIES		9,836
Commitments and contingent liabilities (Note 7)		-

MEMBER'S EQUITY

Member's equity		2,098,205
Income tax benefit receivable from parent		(1,941,711)
TOTAL MEMBER'S EQUITY		156,494
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	166,330

See Notes to Financial Statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Amper Investment banking LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited liability company that was formed in the State of New York on December 6, 2004 and became a member of the FINRA during June, 2006. The Company is a direct, wholly owned subsidiary of Amper, Politziner & Mattia, LLP (the "Parent"), certified public accountants and consultants.

Nature of Business

The Company's business consists primarily of capital formation advisory services. Additionally, the Company is allowed to do Private Placements of Securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

The Company is based in the United States and conducts business from its office in New York City. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated entity.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses and limited revenues. The Company reported a loss of $889,997 for the year ended March 31, 2009 and has sustained losses of $3,064,893 since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2009, management of the Company intends to increase revenues through investment banking and consulting in order to become self-sufficient and not dependent upon the parent. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits in bank accounts. Highly liquid money market investments and short-term investments that are readily convertible into known amounts of cash, with original maturities of less than three months are considered to be cash equivalents for the purpose of statement of cash flows.

Income Taxes

As a single member limited liability company, the single member is responsible for reporting, for income tax purposes, the Company's income and expenses. See Note 6.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, Disclosures about Fair Value of the Financial Instruments, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Currently all of the Company's financial instruments, are carried at, or approximate fair value.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and accounts receivable.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

The Company records a provision for doubtful receivables to allow for any amounts which may be unrecoverable and is based upon an analysis of the Company's prior collection experience, customer creditworthiness, and current economic trends.

Revenue Recognition

Consulting fees for advisory services are recognized in accordance with the terms of the contract.

Unbilled revenue represents the amounts for consulting services rendered to customers who have made firm, enforceable commitments to purchase these services.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations. Furniture and equipment are depreciated over their estimated useful lives of from 5-7 years.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income/Loss

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive loss is the same as its reported net loss for fiscal year ending March 31, 2009.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is dependent on the Parent for continued financial support.

The Company signed an "Expense Sharing Agreement" in April, 2007 with the Parent for a period of one year, automatically renewable each year unless cancelled, whereby the Parent will provide various services and assistance to the Company.

The Company has a sub-lease with the Parent for office space which expired on March 31, 2009.

The Company paid the Parent $42,000 in management fees for the year ended March 31, 2009.

The Company's employees participate in the Parent's Profit Sharing Plan by agreement dated February 2006.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2009, the Company had net capital of $82,622 which was $77,622 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.119 to 1 at March 31, 2009.

NOTE 5 – FIXED ASSETS

The Company's fixed assets consist of the following at March 31, 2009:

Equipment	$	93,372
Less: Accumulated depreciation		(58,589)
	$	34,783

NOTE 6 – INCOME TAXES

As a disregarded entity L.L.C., the Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated based upon the total consolidated taxable income or loss. Prior to July 1, 2008 these taxes were apportioned to each member of the group based upon its share of the consolidated taxable income or loss. At July 1, 2008 the Parent organization was changed from a corporation to a partnership, and any taxes are the responsibility of the Parent in this form of organization. As of March 31, 2009 there is a $1,941,711 tax benefit receivable for the period prior to the change in organization.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

During the year the Company had a sub-lease agreement with its parent for office space which expired in March, 2009. The Company's parent utilized some of the space during the year for which the Company charged $12,000 per month. Net rental expense for the year was $170,166.

In March, 2009 the Company entered into a three month lease agreement beginning in April, 2009 which is renewable on a month to month basis.

NOTE 8 – EMPLOYEE BENEFIT PLAN

Effective February 2006 the Company's Parent amended its Profit Sharing Plan ("the Plan"), enabling employees of the Company to participate in the Parent's plan. During fiscal 2009, the Company contributed $25,400 on behalf of its employees, to the Plan.